UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20594

SECURITIES AND EXCHANGE ACT OF 1934
Exchange Act Release No. 70585 / October 1, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15451

In the Matter of K'S MEDIA	ORDER MAKING FINDINGS AND REVOKING REGISTRATION BY DEFAULT

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 4, 2013, alleging that K's Media has securities registered with the Commission and has not filed periodic reports required by Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. On September 12, 2013, the Division of Enforcement (Division) filed a Declaration of David S. Frye to Assist Secretary with Record of Service (Declaration) that shows K's Media was served with the OIP on September 5, 2013. See 17 C.F.R. § 201.141(a)(2)(ii).

K's Media is in default because it did not answer the allegations in the OIP, participate in the prehearing conference on September 26, 2013, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

K's Media, Central Index Key No. 1368256, is a revoked Nevada corporation located in Beijing, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). K's Media is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended April 30, 2010, which reported a net loss of $3,854,270 for the prior year. As of August 28, 2013, the common stock of K's Media was quoted on OTC Link operated by OTC Markets Group Inc., had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Respondent K's Media has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13, which require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. In addition, K's Media has failed to heed the delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations, or through failure to maintain a valid address on file with the Commission, K's Media did not receive such letter.

I conclude on these facts that revocation of the registration of each class of the registered securities of K's Media is both necessary and appropriate for the protection of investors.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of K's Media is hereby REVOKED.

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Brenda P. Murray,
Chief Administrative Law Judge